CONFIDENTIAL VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Matthew J. Gilroy Matthew.Gilroy@weil.com +1 212 310 8961

April 1, 2016

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:                           Progressive Waste Solutions Ltd.

Registration Statement on Form F-4

Filed March 3, 2016

File No. 333-209896

Dear Mr. Ingram:

On behalf of our client, Progressive Waste Solutions Ltd. (the “Company”), please find below a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to us on March 29, 2016 with regard to the Registration Statement on Form F-4 filed on March 3, 2016 (the “Registration Statement”).

The Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments below.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the Registration Statement filed on March 3, 2016.

Set forth below in bold are comments from the Staff’s letter.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Mr. Jay Ingram Legal Branch Chief April 1, 2016 Page 2

General

1.                                      Please supplementally provide us with copies of all board books and other materials prepared by Morgan Stanley that were shared with the Waste Connections board and its representatives.

Response:  In response to the Staff’s comment, materials prepared by Morgan Stanley, as Waste Connections’ financial advisor, and presented to Waste Connections’ board of directors, will be provided to the Staff under separate cover from Morgan Stanley’s legal counsel on a supplemental basis.

All such materials will be provided to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended.  In accordance with such Rules, these materials will be requested to be returned promptly following completion of the Staff’s review thereof.  In addition, due to their sensitive commercial and financial nature, confidential treatment will be requested for these materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. §200.83(b).

2.                                      We note that the merger is conditioned upon Waste Connections’ receipt of a Section 7874 opinion from Locke Lord LLP.  Please file this tax opinion in your next amendment.

Response:  The Section 7874 tax opinion (the “Section 7874 Opinion”) referenced by the Staff is an opinion of Locke Lord LLP, as counsel to Waste Connections, that is required by the Merger Agreement to be delivered at the closing of the Merger.  The Section 7874 Opinion will address the conclusion that the Company, a Canadian corporation and the indirect parent of the surviving corporation in the Merger, should not be treated as a U.S. corporation for U.S. federal income tax purposes from and after the closing date of the Merger.  The Section 7874 Opinion necessarily requires a review of facts and circumstances concerning matters that are currently unknown and cannot be known until the closing of the Merger, such as, among other things, the respective vote and value of shares held in the combined company by the shareholders at the time of the closing of the Merger and, between now and the closing of the Merger, any debt that may be converted, any stock options or warrants that may be issued and/or exercised, any other equity awards that may be issued, any stock buy backs and any distributions or contributions that may be made.  Thus, we respectfully advise the Staff that the Section 7874 Opinion is not able to be delivered prior to the closing of the Merger.

As referenced above, the Section 7874 Opinion is not an opinion that the Merger is a tax-free reorganization, which is the typical situation in which tax opinions are filed as exhibits to registration statements. To the contrary, the Merger is a taxable transaction to the Waste Connections’ stockholders, and that fact is clearly stated in the Registration Statement.  Our understanding is that when a registrant represents that a Merger is a taxable transaction, no opinion of counsel is required.  While the registrant must provide accurate and complete disclosure concerning the tax consequences to investors, it is not

Mr. Jay Ingram Legal Branch Chief April 1, 2016 Page 3

required to expertise the disclosure by providing an opinion of counsel.  See Staff Legal Bulletin No. 19 (CF).

Preliminary Proxy Statement / Prospectus

3.                                      We note your disclosure that the merger is “not conditioned on Progressive shareholder approval of the Consolidation.”  Please explain here, or in an appropriate section, what will happen if the merger takes place but consolidation is not approved by Progressive shareholders.

Response:  In response to the Staff’s comment, the fourth paragraph of Mr. Mittelstaedt’s letter to Waste Connections’ stockholders has been revised and the disclosure on pages 9, 24, 85, 87 and 124 of Amendment No. 1 has been revised to address the Staff’s comment.

Comparison of Rights of Holders of Waste Connections, page 24

4.                                      Please remove or expand upon your disclosure here that “the Progressive Governing Documents are incorporated by reference herein.”

Response:  In response to the Staff’s comment, the statement “The Progressive Governing Documents are incorporated by reference herein.” has been removed from Amendment No. 1.

Risk Factors, page 27

Progressive and Waste Connections have incurred and will incur…, page 32

5.                                      Please disclose an estimated range for the “substantial expenses [you intend to incur] in connection with coordinating the businesses, operations, policies and procedures of Progressive and Waste Connections over a period of time following the completion of the Merger.”

Response:  In response to the Staff’s comment, the disclosure has been revised on page 32 of Amendment No. 1 to address the Staff’s comment.

The Merger may not be accretive…, page 32

6.                                      Please disclose the expected accretive effect of the merger.  We note that Waste Connections’ investor presentation—filed on Form 425 on March 9, 2016—states that a compelling reason for shareholders is “more than 20% accretion in year 1 adjusted FCF per share.

Mr. Jay Ingram Legal Branch Chief April 1, 2016 Page 4

Response:  In response to the Staff’s comment, the disclosure has been revised on page 33 of Amendment No. 1 to address the Staff’s comment.

Currency Exchange Rate Data, page 41

7.                                      Please revise your disclosure to state that the exchange rate on March 1, 2016 was C$1.00 equals US$0.7459, rather than C$0.7459 equals US$1.00.  Please also make the corresponding change for the exchange rate you disclose for January 18, 2016.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 41 of Amendment No. 1 to address the Staff’s comment.

The Merger, page 50

Background of the Merger, page 50

8.                                      We note that a Form 425 filed by Waste Connections on January 21, 2016 discloses that Stifel Nicolaus, Bank of America, and Wells Fargo served as co-advisors.  Please elaborate on their respective roles within this section.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 51 of Amendment No. 1 to address the Staff’s comment.

9.                                      Please expand upon “the potential merger consideration, the proposed exchange ratio and resulting ownership of the combined company” that were discussed at the December 17, 2015 Waste Connections board meeting.  Additionally, please briefly discuss the impact that United States tax inversion rules had on these discussions.

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 51 and 52 of Amendment No. 1 to address the Staff’s comment.

10.                               Please briefly elaborate on why Waste Connections board’s initial proposal was for a fixed exchange ratio of 0.4550.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 52 of Amendment No. 1 to address the Staff’s comment.

11.                               Please disclose if JP Morgan indicated to Waste Connections on December 21, 2015, or any time before January 18, that Progressive Waste had received any other bids.

Mr. Jay Ingram Legal Branch Chief April 1, 2016 Page 5

Response:  In response to the Staff’s comment, the disclosure has been revised on page 52 of Amendment No. 1 to address the Staff’s comment.

12.                               Please disclose the material changes Locke Lord made to the markup on January, 8, 2016.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 53 of Amendment No. 1 to address the Staff’s comment.

13.                               Please disclose the material points that were negotiated from January 14, 2016 through the announcement of the transaction.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 54 of Amendment No. 1 to address the Staff’s comment.

14.                               Please include a discussion related to the merged company’s proposed board, including the fact that the OBCA requires at least 25% of board members to be Canadian residents.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 53 of Amendment No. 1 to address the Staff’s comment.

Recommendations of the Waste Connections Board of Directors and Waste Connections’ Reasons for the Merger, page 54

Strategic and Financial Benefits of the Merger, page 54

15.                               In the second bullet point, please identify the source(s) of “sustainable cost” synergies.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 55 of Amendment No. 1 to address the Staff’s comment.

16.                               Under the first bullet point under potential negative factors on page 56, please disclose that revenue synergies are not expected in this merger.  We note that Waste Connections CEO Ron Mittelstaedt stated during the 2015 fourth quarter earnings call that “[t]here are no field synergies estimated in this deal at all.”

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 56 and 57 of Amendment No. 1 to address the Staff’s comment.

Mr. Jay Ingram Legal Branch Chief April 1, 2016 Page 6

Summary of Financial Analyses, page 59

Comparable Companies, page 62

17.                               Please disclose the market capitalizations of Republic Services, Waste Management, and Progressive Waste in this section.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 63 of Amendment No. 1 to address the Staff’s comment.

Precedent Transactions, page 63

18.                               Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 65 of Amendment No. 1 to address the Staff’s comment.

Forward-Looking Financial Information, page 68

19.                               We note that Progressive Waste projections are not presented here.  Please confirm that Waste Connections did not receive any material financial projections from Progressive Waste.

Response:  We confirm on the Company’s behalf that Waste Connections did not receive any material financial projections from the Company.

Indebtedness of the Combined Company Following the Merger, page 81

Credit Facilities, page 81

20.                               We note that you intend to enter into a new credit facility with Bank of America upon the closing of the merger.  Please revise your disclosure to include the expected terms of these new borrowing arrangements, such as interest rates, maturity dates, and material financial covenants.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 83 of Amendment No. 1 to address the Staff’s comment.

Mr. Jay Ingram Legal Branch Chief April 1, 2016 Page 7

The Merger Agreement, page 83

Explanatory Note Regarding the Merger Agreement, page 83

21.                               We note your disclosure that “information concerning the subject matter of the representations and warranties... may have changed since the date of the Merger Agreement.”  Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the proxy statement/prospectus not misleading.

Response:  In response to the Staff’s comment, the Company has advised us, and has authorized us to hereby acknowledge on its behalf, that the Company is aware of its responsibility to consider whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the proxy statement/prospectus not misleading.

Unaudited Pro Forma Combined Financial Information, page 122

22.                               Please expand the discussion of pro forma adjustment 7.e. on page 136 to clarify the reasons your application of Article 11 results in pro forma income tax benefit of $8.1 million on pro forma income before taxes of $2 million, explain the related limitations of pro forma information, and provide a discussion of contrasting future expectations for income tax expense and/or refer to such a discussion.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 138 of Amendment No. 1 to address the Staff’s comment.

Mr. Jay Ingram Legal Branch Chief April 1, 2016 Page 8

23.                               We note from page 137 that deferred taxes on the estimated pro forma adjustments were calculated “using effective statutory tax rates for Progressive’s Canadian and U.S. operations, approximately 26.5% and 40.0%, respectively.”  Please explain further how you specifically applied these “effective statutory tax rates” to the pro forma adjustments For example, it appears that certain amounts under Impact on income tax expense (recovery) as shown on page 136 were calculated using a tax rate that is in the middle of the 26.5%-40.0% range.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 138 of Amendment No. 1 to address the Staff’s comment.

Comparison of the Rights of Holders of Waste Connections Common Stock and Progressive Common Shares, page 145

Enforcement of Civil Liabilities Against Foreign Persons, page 174

24.                               Please expand your discussion here or in another section to include a brief discussion of the extent that United States judgements may be enforceable in Canada.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 176 of Amendment No. 1 to address the Staff’s comment.

Exhibit 99.1

25.                               We note the statement “the foregoing consent is limited to the date hereof and does not apply with respect to any registration statement or proxy statement/prospectus dated subsequent to the date hereof.”  Please provide the basis for the consent not applying to amendments or confirm for us that a consent will be filed with each amendment.

Response:  In response to the Staff’s comment, the Company confirms that the consent of Morgan Stanley & Co. LLC will be obtained and filed with each amendment to the Registration Statement.  The consent of Morgan Stanley & Co. LLC has been obtained and filed as Exhibit 99.1 to Amendment No. 1.

Mr. Jay Ingram Legal Branch Chief April 1, 2016 Page 9

Exhibit 99.2

26.                               Please ensure that the proxy card is marked as “preliminary” until the time that you file a definitive proxy statement.  See Rule 14a-6(b).

Response:  In response to the Staff’s comment, the proxy card included as Exhibit 99.2 to Amendment No. 1 has been revised and marked as “preliminary” and will remain marked as “preliminary” until filed with the definitive proxy statement.

***

In response to the closing comments of the Staff’s comment letter, the Company has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with this response to the Staff’s comments, that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jay Ingram Legal Branch Chief April 1, 2016 Page 10

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8961 or send me an e-mail (matthew.gilroy@weil.com).

Sincerely,

/s/ Matthew J. Gilroy
Matthew J. Gilroy

cc:                              Loreto Grimaldi

Executive Vice President

and Chief Legal Officer

Progressive Waste Solutions Ltd.